Star Bulk Carriers Corp.

40 Ag. Konstantinou Avenue

Aethrion Center, Suite B34

Maroussi 15124

Athens, Greece

October 31, 2007

BY FACSIMILE & EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:                             Star Bulk Carriers Corp.
Registration Statement on Form F-4 (No. 333-141296)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-1/ F-4 first filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2007 be accelerated so that it will be made effective at 11:00 a.m. New York City time on November 2, 2007, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

STAR BULK CARRIERS CORP.

By:	/s/ Prokopios Tsirigakis
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer
and President